UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                D.R. Horton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23331A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Paul W. Buchschacher, Esq.                     Ronald D. Mueller, Esq.
D.R. Horton, Inc.                              Gibson, Dunn & Crutcher, LLP
1901 Ascension Blvd., Suite 100                1050 Connecticut Ave., N.W.
Arlington, TX  76006                           Washington, DC  20036-5306
(817) 856-8200                                 (202) 955-8671

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331A 10 9                  13D                     Page 2 of 5 Pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

         Donald R. Horton

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS (See Instructions)
         OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR (2e)              [X]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


           NUMBER OF SHARES                 7.  SOLE VOTING POWER
                                                    8,339,994
           BENEFICIALLY OWNED               8.  SHARED VOTING POWER
                                                       -0-
           BY EACH REPORTING                9.  SOLE DISPOSITIVE POWER
                                                    8,339,994
           PERSON WITH                     10.  SHARED DISPOSITIVE POWER
                                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,339,994

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.0%

14.      TYPE OF REPORTING PERSON (See Instructions)

         IN

CUSIP No. 23331A 10 9                  13D                     Page 3 of 5 Pages

         This Schedule 13D is filed by Donald R. Horton (the "Reporting Person") to report the acquisition of shares of Common Stock (the "Shares") of D.R. Horton, Inc. (the "Issuer") as a result of distributions of Shares from certain trusts, and the subsequent disposition of other Shares owned by the Reporting Person. The Reporting Person is Chairman of the Board of Directors, and was formerly the President, of the Issuer. The Reporting Person previously has reported his beneficial ownership of the Shares on Schedule 13G.

Item 1.  Security and Issuer.

         (a)      Name of Issuer:  D.R. Horton, Inc.

         (b)      Title of Class of Securities:  Common Stock

         (c)      Address of Issuer's Principal Executive Offices:

                  1901 Ascension Blvd., Suite 100
                  Arlington, Texas  76006

Item 2.  Identity and Background.

         (a)      Name of Person Filing:  Donald R. Horton

         (b)      Address of Principal Business Office:

                  1901 Ascension Blvd., Suite 100
                  Arlington, Texas  76006

         (c)      Present principal occupation:

                  Chairman of the Board of Directors
                  D.R. Horton, Inc.
                  1901 Ascension Blvd., Suite 100
                  Arlington, Texas  76006

         (d)      None.

         (e) In July 1994, the Reporting Person entered into a consent order that settled an investigation by the Federal Reserve Board into whether he failed to comply with certain regulatory disclosure or other obligations relating to the acquisition and financing of his controlling interest in Provident Bancorp of Texas, Inc., a single bank holding company (together with its bank, "Provident"). The Reporting Person denied non-compliance. In the consent order, which was entered without any findings fact or law, he agreed to pay a civil money penalty of $100,000 and contribute $500,000 deemed restitution as part of a capital infusion of up to $7.0 million in Provident. The capital infusion was made through an approved voting trust in order to address Provident's financial difficulties, which predated his acquisition. In the consent order, the Reporting Person also agreed not to participate, apart from the capital infusion, in the affairs of insured depository institutions or their holding companies without prior regulatory approval, or to violate laws applicable thereto. The Reporting Person advised the Issuer that his agreements in the consent order were intended to avoid the expense and delay required for further proceedings and to protect his investment by improving Provident's regulatory capital. He also advised the Issuer that in making a personal investment in Provident, he obtained the financial review of a national accounting firm and the advice of a national law firm as to regulatory matters. In addition, the Reporting Person informed the Issuer that he filed suit against

CUSIP No. 23331A 10 9                  13D                     Page 4 of 5 Pages

                  the law firm that represented him in the Provident acquisition in connection with such representation. The Reporting Person subsequently informed the Issuer that the litigation against the law firm had been satisfactorily resolved and that he had sold his interest in Provident.

         (f)      Citizenship:  United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

         No  funds  or   consideration   were  involved  in  the  June  3,  1998
acquisition, in that it was a distribution from certain trusts.

Item 4.  Purpose of Transaction.

         On June 3, 1998, certain trusts for the benefit of the Reporting Person and his family members were terminated; and 2,069,702 Shares were distributed from the trusts to the Reporting Person and 953,811 Shares were distributed to his spouse. On June 23, 1998, the 953,811 Shares were reclassified as community property of the Reporting Person and his spouse. On January 21, 1999, the Reporting Person sold 1,000,000 Shares.

         The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person's obligations under the federal securities laws, determine to increase or decrease his ownership of Shares of the Issuer's Common Stock through purchases or sales of such Common Stock in the open market or in privately-negotiated transactions. The Reporting Person's review of his investment in the Issuer will depend on various factors, including the Reporting Person's personal financial commitments and estate planning considerations and the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer.

         Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person,
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(b)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Issuer's Board of Directors, may from time to time be involved in discussions which relate to the transactions described in this Item 4. He disclaims any duty to disclose such discussions, plans or proposals of the Issuer or others, except as required by applicable laws and regulations; and he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 23331A 10 9                  13D                     Page 5 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

At February 12, 1999:

         (a)      Amount Beneficially Owned: 8,339,994

                  Percent  of  Class:   13.0%,   based  upon  64,145,843  shares
                  outstanding on February 10, 1999.

         (b) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:  8,339,994

                  (ii)   Shared power to vote or to direct the vote:  -0-

                  (iii)  Sole power to  dispose or to direct the disposition of:
                            8,339,994

                  (iv)   Shared power  to  dispose or  to direct the disposition
                            of:  -0-

         (c) On January 4, 1999, the Reporting Person made gifts of 1,000 shares and 5,000 shares to two charities. On January 21, 1999, he sold 1,000,000 shares at a price of $20.875 per share in a transaction pursuant to Rule 144 under the Securities Act of 1933.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings  or  Relationships With Respect
            to Securities of the Issuer.

         (a)      Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         (a)      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 12 , 1999
                                       -----------------------------------------
                                                         Date



                                                 /s/ Donald R. Horton
                                       -----------------------------------------
                                                       Signature



                                                   Donald R. Horton
                                       -----------------------------------------
                                                          Name